BD 3/7

SECURIT 03013203 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 48007

SEC MAIL PROCESSING RECEIVED FEB 28 2003 WASH. D.C. 187 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Post Oak Capital Advisors, Inc.**

OFFICIAL USE ONLY
37942
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4265 San Felipe Suite 1250
(No. and Street)

Houston	Texas	77027
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald M. Graubart (713) 840-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson Company
(Name – *if individual, state last, first, middle name*)

One Riverway Suite 1000	Houston	Texas	77056
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 13 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 12 2003

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Donald M. Graubart**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Post Oak Capital Advisors, Inc.**, as of **December 31**, 20**02**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FAYE C[illegible]AT
Notary Public, [illegible] of Texas
My Commission Expires
11-09-2005

Notary Public

Signature

Donald M. Graubart **President**

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

POST OAK CAPITAL ADVISORS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

CONTENTS

Harper & Pearson Company Certified Public Accountants

Professional Corporation

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Post Oak Capital Advisors, Inc.
Houston, Texas

We have audited the accompanying balance sheets of Post Oak Capital Advisors, Inc. as of December 31, 2002 and 2001, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Post Oak Capital Advisors, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harper & Pearson Company

Houston, Texas
February 14, 2003

POST OAK CAPITAL ADVISORS, INC.
BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

ASSETS	2002	2001
Cash and cash equivalents	$ 67,666	$ 15,115
Investment securities, at market	94,928	87,385
Receivable from carrying broker	40,198	61,101
Receivable from related parties	-	29,397
Other assets, net	-	5,054
TOTAL ASSETS	$ 202,792	$ 198,052

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
LIABILITIES		
Accounts payable	$ 14,310	$ 24,006
Accrued expenses	14,851	25,151
Federal income tax payable	101	2,402
Payable to related party	19,000	-
TOTAL LIABILITIES	48,262	51,559
STOCKHOLDERS' EQUITY		
Common stock - $.10 par value, 1,000,000 shares authorized, 10,000 issued and outstanding	1,000	1,000
Additional paid-in capital	96,666	96,666
Retained earnings	56,864	48,827
	154,530	146,493
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 202,792	$ 198,052

The accompanying notes are an integral part of the financial statements.

POST OAK CAPITAL ADVISORS, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
REVENUES		
Commissions	$ 671,143	$ 731,153
Less: Commissions to carrying broker	145,673	157,495
Net commission income	525,470	573,658
Management fee income	-	179,753
Interest and other income	8,134	14,744
TOTAL REVENUES	533,604	768,155
EXPENSES		
Management fee	324,764	462,000
Other operating expenses	200,702	278,462
TOTAL EXPENSES	525,466	740,462
NET INCOME	8,138	27,693
Federal income taxes	(101)	(2,402)
NET INCOME	$ 8,037	$ 25,291

The accompanying notes are an integral part of the financial statements.

POST OAK CAPITAL ADVISORS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - December 31, 2000	$ 1,000	$ 96,666	$ 23,536	$ 121,202
Net income	-	-	25,291	25,291
Balance - December 31, 2001	1,000	96,666	48,827	146,493
Net income	-	-	8,037	8,037
Balance, December 31, 2002	$ 1,000	$ 96,666	$ 56,864	$ 154,530

The accompanying notes are an integral part of the financial statements.

POST OAK CAPITAL ADVISORS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 8,037	$ 25,291
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Unrealized gain on securities owned	(7,543)	(12,284)
Changes in operating assets and liabilities		
Receivable from carrying broker	20,903	6,883
Receivable from related parties	29,397	(29,397)
Other assets, net	5,054	738
Accounts payable	(9,696)	2,883
Accrued expenses	(10,300)	(121)
Federal income tax payable	(2,301)	(2,019)
Payable to related party	19,000	-
Net cash provided (used) by operating activities	52,551	(8,026)
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash flows from repayment of advances from related party	-	(3,595)
Cash used by financing activities	-	(3,595)
NET CHANGE IN CASH AND CASH EQUIVALENTS	52,551	(11,621)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	15,115	26,736
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 67,666	$ 15,115
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 196	$ 496
Cash paid during the year for income taxes	$ 2,402	$ 4,421

The accompanying notes are an integral part of the financial statements.

NOTE A ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – Post Oak Capital Advisors, Inc. ("the Company") was incorporated in the state of Texas on December 3, 1994. The Company is located in Houston, Texas.

Nature of Operations – The Company operates as an introducing broker/dealer of securities. It acts in an agency capacity as a fully-disclosed broker providing brokerage services for its customers through a clearing agent and charging a commission for those services. Its operations are regulated by the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). Its principal market is the general public in Texas and Louisiana.

Cash Flow Statement – For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that were not held for sale in the ordinary course of business. These were principally money market funds.

Investment Securities – Investments, which consisted of a municipal bond at December 31, 2002 and 2001, are valued at market.

Commissions and Clearing Fees – Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis.

The Company contracts with a clearing agent for all the securities transactions made on behalf of its customers. The clearing agent clears and settles customers' transactions in exchange for a clearing fee. The Company does not maintain securities or accounts for its customers, but acts only as their broker. Receivable from carrying broker represents the Company's share of commissions for transactions conducted through the clearing agent.

Federal Income Tax – The Company provides deferred income taxes for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities. The cumulative temporary differences at December 31, 2002 and 2001 were insignificant and, as a result, deferred taxes have not been provided thereon. The provision for Federal income taxes differs from the computation at statutory rates because of nontaxable income from a municipal bond.

Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B CLEARING BROKER CONTRACT

As described in Note A, the Company has entered into an agreement for securities clearance services with Bear Sterns Securities Corp. Bear Sterns carries and clears the Company's customers' margin and cash accounts on a fully disclosed basis.

Under the agreement, the Company assumes responsibility for keeping customers' accounts in compliance with various securities laws and requirements. However, Bear Sterns assumes responsibility for monitoring the Company's accounts for compliance.

Other requirements of the agreement are that the Company maintain net capital of not less than $150,000 and be a member in good standing of the NASD. Bear Stearns also has a lien and security interest in all of the Company's property for the repayment of any obligations to Bear Stearns. The Company has obtained a waiver from Bear Stearns relating to shortfalls of $9,154 and $49,980 at December 31, 2002 and 2001, respectively, from the required net capital amount of $150,000.

NOTE C NET CAPITAL REQUIREMENTS

Under Rule 15c3-1, the Company must maintain at all times a minimum net capital which consists of the greater $50,000 or 6 2/3% of aggregate indebtedness; the Company's ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. The following is a summary of the Company's actual capital compared with required capital amounts as of December 31, 2002.

Net Capital - Actual (Schedule I)	$ 140,846
Net Capital - Required (Schedule I)	50,000
Excess Net Capital	$ 90,846
Aggregate Indebtedness to Net Capital	.34 to 1

The following is a summary of the Company's actual capital compared with required capital amounts as of December 31, 2001.

Net Capital - Actual (Schedule II)	$ 100,020
Net Capital - Required (Schedule II)	50,000
Excess Net Capital	$ 50,020
Aggregate Indebtedness to Net Capital	.52 to 1

NOTE D STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The basic financial statements do not include the Statement of Changes in Liabilities Subordinated to Claims of General Creditors as there were no such liabilities at December 31, 2002 and 2001.

NOTE E RELATED PARTY TRANSACTIONS

During 2002 and 2001 the Company paid management fees of $324,764 and $462,000, respectively, to affiliated companies related through common ownership. The management fees cover most operating expenses of the Company including salaries, office lease, etc. The Company had a receivable of $29,397 as of December 31, 2001 from an affiliated Company and owed $19,000 at December 31, 2002 to an affiliated Company.

In addition, the Company received management fee income from an affiliated insurance company of approximately $180,000 during the year ended December 31, 2001. This agreement expired on September 30, 2001 and was not renewed.

NOTE F CREDIT RISK

Credit Risk – The Company's credit risk derives primarily from cash deposits and its fixed rate municipal bond which is subject to interest rate risk. The Company maintains cash in a deposit account, which at times exceed federally insured limits. It is the Company's practice to utilize high net worth institutions to minimize its credit risk.

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

NOTE H INVESTMENT SECURITIES

At December 31, 2002 and 2001 the Company had the following investments:

	2002		2001	
	Cost	Market	Cost	Market
Burleson, Texas ISD, $100,000 Refunding and Improvement Bond, 6.55%, due 08/01/2005.	$ 75,101	$94,928	$75,101	$87,385

For the years ended December 31, 2002 and 2001 the Company has included in other income $7,543 and $12,284, respectively, of unrealized gain on its fixed income investment.

POST OAK CAPITAL ADVISORS, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

TOTAL STOCKHOLDERS' EQUITY	$ 154,530
LESS NONALLOWABLE ASSETS	
Receivables	(5,524)
Other deductions	(4,000)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	145,006
HAIRCUTS ON SECURITIES	(4,160)
NET CAPITAL	140,846
MINIMUM NET CAPITAL - GREATER OF:	
6 2/3% aggregate indebtedness	
Minimum dollar requirements of $50,000	50,000
EXCESS OF NET CAPITAL	$ 90,846

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2002)

NET CAPITAL, AS REPORTED IN COMPANY'S PART II (Unaudited) FOCUS Report	$ 140,947
RECONCILING ITEMS OR DIFFERENCES	(101)
NET CAPITAL PER ABOVE	$ 140,846

See independent auditor's report.

POST OAK CAPITAL ADVISORS, INC.
SCHEDULE II
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

TOTAL STOCKHOLDERS' EQUITY	$ 146,493
LESS NONALLOWABLE ASSETS	
Receivables	(4,267)
Receivables from affiliates	(29,396)
Other assets	(5,054)
Other deductions	(4,000)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	103,776
HAIRCUTS ON SECURITIES	(3,756)
NET CAPITAL	100,020
MINIMUM NET CAPITAL - GREATER OF:	
6 2/3% aggregate indebtedness	
Minimum dollar requirements of $50,000	50,000
EXCESS OF NET CAPITAL	$ 50,020

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2001)

NET CAPITAL, AS REPORTED IN COMPANY'S PART II (Unaudited) FOCUS Report	$ 102,422
RECONCILING ITEMS OR DIFFERENCES	(2,402)
NET CAPITAL PER ABOVE	$ 100,020

See independent auditor's report.

POST OAK CAPITAL ADVISORS, INC.
SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

Exemption Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

See independent auditor's report.